Exhibit 99.2

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Paul Salmenmaki, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as a Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd. (EGBC Permit #1002350), with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2	This certificate applies to the Technical Report titled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report” with an effective date of 4 March 2024, (the “Technical Report”) prepared for MAG Silver Corp (“the Issuer”).

3	I am a graduate of Laurentian University in Sudbury, Canada (Bachelor of Applied Science in Mining Engineering in 1998). I am a member in good standing of the Engineers and Geoscientists British Columbia (ID#40227) and the Professional Engineers Ontario (License #100012945). I have experience in underground copper-nickel mines, industrial minerals, narrow vein precious metal deposits, bulk mining methods for base metals, mine infrastructure, mine design and planning, mine production and financial evaluation, reserve estimation, technical reviews, all levels of studies from scoping to feasibility, project, and construction management.

I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Minera Juanicipio property from 15 to 16 February 2024.

5	I am responsible for Sections 2 – 6, 15, 20 – 24, and parts of Sections 1, 12, 16 and 25 - 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and each section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, each section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 4 March 2024

Signing Date: 27 March 2024

Original signed by

Paul Salmenmaki

Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 15, 100 Creek Street Brisbane Qld 4000 Australia T +61 7 3230 9000 E brisbane@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Robert Chesher, FAusIMM (CPMET), of Brisbane, Australia, do hereby certify that:

1	I am currently employed as a Principal Consultant with AMC Consultants Pty Ltd, with an office at Level 15, 100 Creek Street, Brisbane Qld 4000, Australia.

2	This certificate applies to the Technical Report titled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report” with an effective date of 4 March 2024, (the “Technical Report”) prepared for MAG Silver Corp (“the Issuer”).

3	I am a graduate of University of Queensland in Saint Lucia, Australia (BA Science in Metallurgical in 1977). I am a Fellow in good standing of the Australian Institute of Mining and Metallurgy (AusIMM) and am accredited as a Chartered Professional of the AusIMM in the discipline of Metallurgy (License #311429). I am a Registered Professional Engineer of Queensland (RPEQ #24758). I have practiced my profession continuously since 1977. My expertise is in corporate and technical (metallurgical) consulting, focusing on operational and performance reviews, improvements, and optimization.

I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Minera Juanicipio property.

5	I am responsible for Sections 13, 17, 19 and parts of Sections 1 and 25 - 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and each section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, each section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 4 March 2024

Signing Date: 27 March 2024

Original signed by

Robert Chesher, FAusIMM (CPMET)

Principal Consultant

AMC Consultants Pty Ltd

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Mo Molavi, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as a Director / Mining Services Manager / Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd. (EGBC Permit #1002350), with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2	This certificate applies to the Technical Report titled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report” with an effective date of 4 March 2024, (the “Technical Report”) prepared for MAG Silver Corp (“the Issuer”).

3	I am a graduate from Laurentian University in Sudbury, Canada (Bachelor of Engineering in 1979) and McGill University of Montreal, Canada (Master of Engineering in Rock Mechanics and Mining Methods in 1987). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan (License #5646), the Engineers and Geoscientists British Columbia (License #37594), and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. I have worked as a Mining Engineer for a total of 43 years since my graduation from university and have relevant experience in project management, feasibility studies, and technical report preparations for mining projects.

I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Minera Juanicipio property.

5	I am responsible parts of Sections 1, 16, 18, 25, and 26 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and each section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, each section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 4 March 2024

Signing Date: 27 March 2024

Original signed by

Mo Molavi

Director / Mining Services Manager / Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.

CERTIFICATE OF AUTHOR

I, John Morton Shannon, P.Geo., of North Vancouver, British Columbia, do hereby certify that:

1	I am currently a Principal Geologist with an address at 4-2133 St Georges Avenue, North Vancouver, BC, Canada.

2	This certificate applies to the Technical Report titled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report” with an effective date of 4 March 2024, (the “Technical Report”) prepared for MAG Silver Corp (“the Issuer”).

3	I am a graduate of Trinity College Dublin in Dublin, Ireland (BA Mod Nat. Sci. in Geology in 1971). I am a member in good standing of the Engineers and Geoscientists British Columbia (Registration #32865). I have practiced my profession continuously since 1971 and have been involved in mineral exploration and mine geology for over 50 years since my graduation from university. This has involved working in Ireland, Zambia, Canada, and Papua New Guinea. My experience is principally in base metals and precious metals and have been Chief Geologist on two very large mines for major companies, with responsibility for all geological aspects of the operation. I have been involved in many properties in Mexico in a consulting capacity over the past 12 years.

I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Minera Juanicipio property.

5	I am responsible for Sections 14, and parts of Sections 1, and 25 - 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report, in a review capacity only.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 4 March 2024

Signing Date: 27 March 2024

Original signed by

John Morton Shannon

Principal Geologist

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Robert Craig Stewart, P.Geo., of Calgary, Alberta, do hereby certify that:

1	I am currently employed as a Senior Geologist with AMC Mining Consultants (Canada) Ltd. (EGBC Permit #1002350), with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2	This certificate applies to the Technical Report titled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report” with an effective date of 4 March 2024, (the “Technical Report”) prepared for MAG Silver Corp (“the Issuer”).

3	I am a graduate of Saint Mary’s University in Halifax, Canada (Bachelor of Science in Geology in 2008, and Master of Applied Science in Geochemistry in 2011) and Laurentian University in Sudbury, Canada (Doctor of Philosophy in Mineral Deposits and Precambrian Geology in 2017).

I am a member in good standing of the Engineers and Geoscientists British Columbia (License #55480). I have worked in multi-commodity deposits (e.g., gold, silver, lead, zinc) in northern British Columbia, Alaska, the Yukon, and Nunavut. I am highly skilled in data synthesis, including QAQC, and have been doing this work since 2008.

I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Minera Juanicipio property.

5	I am responsible for Sections 7-11 and parts of Sections 1, 12, and 25 - 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report. I wrote a Quality Assurance / Quality Control assessment report and contributed as a writer to an audit report in 2023.

8	I have read NI 43-101 and each section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, each section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 4 March 2024

Signing Date: 27 March 2024

Original signed by

Robert Craig Stewart

Senior Geologist

AMC Mining Consultants (Canada) Ltd.

CERTIFICATE OF AUTHOR

I, Gilberto Dominguez, P.E., of Denver, Colorado, United States of America, do hereby certify that:

1	I am currently employed as a Vice President of Knight Piésold and Co., with an office at 1999 Broadway, Suite 900, Denver, Colorado 80207, U.S.A. I am acting as Operations Manager of Knight Piesold Consulting S.A. de C.V. with an office at Av. Presidente Masaryk no. 29, Piso 11, Polanco V Sección, Miguel Hidalgo, Mexico City 11560, Mexico.

2	This certificate applies to the Technical Report titled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report” with an effective date of 4 March 2024, (the “Technical Report”) prepared for MAG Silver Corp (“the Issuer”).

3	I am a graduate from Pontificia Universidad Catolica del Peru in Lima, Peru (Bachelor’s, Civil Engineering in 1989); from Pennsylvania State University in State College, Pennsylvania, U.S.A (Master’s, Pavement & Geotechnical Engineering in 1992); and Washington University in St. Louis, Missouri, U.S.A. (Master’s, International Project Management in 1994). I am a registered member in good standing of the Professional Engineers of Colorado (License #0032075). I have worked as a Civil Engineer for a total of 30+ years since my graduation from university and have relevant experience in management, design, geotechnical and hydraulic engineering, environmental control, permitting processes, and construction technical support, particularly in the mining sector. I have worked extensively in design and construction of waste, including tailings, and water management facilities. My experience includes geotechnical and hydrological studies as well as project direction and coordination between several disciplines, specialists, sub-consultants, and contractors; and with local and international offices, optimizing tasks allocation, budgets and schedules.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Minera Juanicipio property on February 14, 2024.

5	I am responsible for parts of Sections 1, 18, 25, and 26 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 4 March 2024

Signing Date: 27 March 2024

Original signed by

Gilberto Dominguez

Vice President

Knight Piésold and Co.